Exhibit 99.1

ASX ANNOUNCEMENT

January 20th, 2011

Genetic Technologies files second Patent Infringement Suit in the USA

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) has today filed a further patent infringement law suit in the USA, this time in the US District Court, Western District of Texas, Austin Division.  This action follows the highly successful initial patent infringement law suit which GTG filed in the US District Court, Western District of Wisconsin, in relation to infringement of GTG’s non-coding patents, as previously reported by GTG on February 16th, 2010.

The counterparties to this new action, each a company associated with Sonic Healthcare Limited, are:

•                  Clinical Pathology Laboratories Mid-Atlantic of Chantilly, Virginia

•                  Clinical Pathology Laboratories Southeast of Orlando, Florida

•                  Clinical Pathology Laboratories of South West Austin, Texas

•                  PathLabs of Toledo, Ohio

•                  East Side Clinical Laboratories of East Providence, Rhode Island

•                  AEL of Memphis, Morristown; Lebanon, Tennessee and Columbus, Mississippi

This second assertion suit also follows the recent settlement between GTG and Sunrise Medical Laboratories of Hicksville, New York.  Sunrise is also associated with Sonic Healthcare Limited, (refer ASX announcement dated January 17th, 2011).

“Investors will have noticed that in 2010, many companies chose to settle with GTG.  We fully expect this momentum to continue in 2011, as we pro-actively initiate discussions with other parties found to be infringing our patents,” said Dr. Paul MacLeman, CEO of Genetic Technologies.

Genetic Technologies further reports that it continues discussions with other parties pertaining to the Company’s earlier patent infringement law suit.  Further information will be released to the Market as additional settlement agreements are duly executed.  Genetic Technologies is also engaged in negotiations with other parties, outside of these law suits, both in the US and elsewhere, and further details will be reported as appropriate.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognising important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its three-pronged business strategy includes: 1) the global commercialisation of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business with a focus on oncology and cancer management; and 3) the commercialisation of its various research and development projects aimed at generating further intellectual property of potentially global commercial significance.  For more information, please visit www.gtglabs.com.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman

Chief Executive Officer

Genetic Technologies Limited

Phone: +61 3 8412 7000